

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION MAR 1 9 2007 WASH. D.C. 210

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 Travis St., Suite 3100
(No. and Street)
Houston, Texas 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ben T. Morris (713)224-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana Street, Houston, Texas 77002
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben T. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA L. GRAHAM
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 6, 2007

Signature

Ben T. Morris, Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

SANDERS MORRIS HARRIS INC.

Consolidated Financial Statements and Schedule

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
Sanders Morris Harris Inc.:

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris Inc. (a wholly owned subsidiary of Sanders Morris Harris Group Inc.) and subsidiaries (the Company) as of December 31, 2006 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in note 2, the Company has restated its financial statements to reflect an adjustment to cash and cash equivalents as of December 31, 2005.

As described in note 3 to the consolidated financial statements, the Company changed its method for accounting for stock-based compensation in 2006.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

March 16, 2007

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

Assets

Cash and cash equivalents	$	16,997
Deposits with clearing organizations		1,084
Receivables, net		15,437
Securities owned:		
Marketable, at market value		37,103
Not readily marketable, at estimated fair value		18,405
Furniture, equipment, and leasehold improvements, net		10,475
Goodwill		29,696
Other assets		5,246
Receivable from Parent		598
Total assets	$	135,041

Liabilities, Minority Interests, and Stockholder's Equity

Liabilities:		
Payable to broker-dealers	$	733
Securities sold, not yet purchased, at market value		20,107
Accounts payable and accrued liabilities		5,179
Sales commissions and bonuses payable		7,382
Deferred compensation		3,452
Deferred tax liability, net		408
Total liabilities		37,261
Commitments and contingencies		
Minority interests		3,135
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 60,729 shares		1
Additional paid-in capital		53,594
Retained earnings		41,050
Total stockholder's equity		94,645
Total liabilities and stockholder's equity	$	135,041

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Income

Year ended December 31, 2006

(Dollars in thousands)

Revenues:	
Commissions	$ 46,436
Investment banking	35,140
Principal transactions, net	18,048
Investment advisory and related services	6,967
Interest and dividends	5,867
Other income	2,795
Total revenues	115,253
Expenses:	
Employee compensation and benefits	67,908
Communications and data processing	6,524
Occupancy	9,108
Clearing and execution fees	7,251
Commissions	5,187
Other	11,275
Total expenses	107,253
Income from continuing operations before equity in income of limited partnerships, minority interests and income taxes	8,000
Equity in income of limited partnerships	1,321
Income from continuing operations before minority interests and income taxes	9,321
Minority interests in net income of consolidated companies	(1,474)
Income from continuing operations before income taxes	7,847
Provision for income taxes from continuing operations	2,784
Net income from continuing operations	5,063
Loss from discontinued operations, net of tax of $2,234	(3,756)
Net income	$ 1,307

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

(Dollars in thousands)

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 2005	60,729	$ 1	$ 53,594	$ 39,743	$ 93,338
Net income	—	—	—	1,307	1,307
Balance, December 31, 2006	60,729	$ 1	$ 53,594	$ 41,050	$ 94,645

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Cash Flows

Year ended December 31, 2006

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	1,307
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,453
Loss on disposal of assets		7
Provision for bad debts		719
Compensation expense related to amortization of notes receivable from employees and deferred charge		1,555
Deferred income tax benefit		(666)
Equity in income of limited partnerships		(1,321)
Minority interests in net income of consolidated companies		1,474
Net change in:		
Receivables, net		(4,593)
Securities owned		(7,017)
Deposits with clearing organizations		(11)
Other assets		176
Payable to brokers and dealers		(2,539)
Securities sold, not yet purchased		11,939
Accounts payable and other accrued liabilities		1,904
Sales commissions and bonuses payable		(780)
Deferred compensation		(64)
Receivable from Parent		7,709
Net cash provided by operating activities		12,252
Cash flows from investing activities:		
Capital expenditures		(4,360)
Proceeds from sale of assets		8
Net cash used in investing activities		(4,352)
Cash flows from financing activities:		
Investment by minority interests		48
Distributions paid to minority interests		(990)
Collection of receivable for shares issued		15
Net cash used in financing activities		(927)
Net increase in cash and cash equivalents		6,973
Cash and cash equivalents, beginning of year (as restated)		10,024
Cash and cash equivalents, end of year	$	16,997
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	7
Cash paid for income taxes		190
Supplemental disclosures of noncash transactions:		
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers	$	3,007

See accompanying notes to consolidated financial statements.

(1) Description of Business

Sanders Morris Harris Inc. (the Company), a wholly owned subsidiary of Sanders Morris Harris Group Inc. (SMHG) is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts are carried by several clearing firms including Pershing LLC, a member of BNY Securities Group and a subsidiary of The Bank of New York, Goldman Sachs Execution & Clearing, L.P., ADP Clearing & Outsourcing Services, Inc., and First Clearing Corporation, under fully disclosed clearing arrangements. These clearing brokers also provide us with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

In addition, the Company manages, through its interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the environmental, industrial services, healthcare, technology, medical, life sciences, and energy industries.

(2) Restatement

During 2006, the Company restated its 2005 consolidated balance sheet and consolidated statement of cash flows to correct an error in which cash in the Company's clearing firm accounts was improperly offset against margin balances related to unsettled trades. A related adjustment was made to correct an error in which positive cash and margin balances in some of the Company's clearing firm accounts related to unsettled trades were not reflected as a receivable from or payable to the clearing firm. The result of this restatement on the 2006 consolidated statement of cash flows is as follows:

	As reported	As restated
Cash – beginning of year	$ 6,769	$ 10,024

Additionally, the result of the adjustment for 2005 would have decreased net cash used in operating activities from $6.5 million to $3.9 million. The adjustment did not impact net capital of December 31, 2005, and increased the ratio of aggregate indebtedness to net capital from 0.66 to 0.86.

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other

things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

(c) ***Securities Owned***

Marketable securities are carried at market value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to fair value or estimated fair value are included in income under the caption principal transactions, net. Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Proprietary securities transactions and the related income/expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the average cost method.

(d) ***Commissions***

Commissions are recorded on a trade-date basis as securities transactions occur.

(e) ***Furniture, Equipment, and Leasehold Improvements***

Leasehold improvements, furniture, and equipment are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over a three to seven-year period.

(f) ***Goodwill***

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets* (Statement 142). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2006, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(g) *Investment Banking*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees are recorded on the offering date; sales concessions are recorded on the settlement date; and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable.

(h) *Investment Advisory and Related Services*

Investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized as earned when due. Partnership management fees are received quarterly, but are recognized as earned on a monthly basis.

(i) *Income Taxes*

The Company is included in the consolidated federal return with SMHG and computes its respective tax attributes on a separate company basis.

Deferred income taxes are provided utilizing the asset and liability method, whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(j) *Recent Accounting Pronouncements*

In July 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

(Continued)

The provisions of FIN 48 are effective for the Company on January 1, 2007. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The adoption of FIN 48 is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company is currently evaluating the potential impact on the Company's consolidated financial statements.

(k) Account Management Fees

Account management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract and are included in commissions.

(l) Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, *Share-Based Payment (Revised 2004)*. SFAS No. 123R established standards for the accounting for transactions in which an entity (1) exchanges its equity instruments for goods or services, or (2) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminated the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS No. 123R was effective for the Company on January 1, 2006. The Company transitioned to fair value based accounting for stock-based compensation using a modified version of prospective application (modified prospective application). Under modified prospective application, the Company applies SFAS No. 123R to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that were outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered after the adoption of SFAS No. 123R. The attribution of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchase and cancellations of existing awards before and after adoption of this standard (see note 11).

(m) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or estimated fair value or at amounts which, because of their short-term nature, approximate fair value.

(n) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Risks and Uncertainties

The Company owns securities that are valued at estimated fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements.

(4) Receivables

The receivables balance at December 31, 2006 consists of the following (in thousands):

Notes receivable:		
Nonaffiliates	$	3,700
Employees and executives		3,587
Other affiliates		89
Receivable from affiliated limited partnerships		512
Receivable from other affiliates		702
Receivable from broker-dealers		506
Receivables from investment banking customers		6,545
Allowances for bad debts		(204)
	$	15,437

Notes receivable from nonaffiliates consist of uncollateralized promissory notes from unrelated companies. The notes bear interest at various rates up to 12% and mature between 2007 and 2009.

Notes receivable from employees and executives primarily consist of non-interest bearing loans provided to certain executives and employees of the Company in the form of cash or SMHG common stock issued under the Company's 1998 Incentive Plan (the Incentive Plan) (see notes 11 and 13). No notes receivable were issued to employees and executives in 2006. The notes vest over a three-year period and have tiered maturities from 2007 through 2011 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the notes is forgiven if the employee remains employed by the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee. Such forgiveness is recorded as employee compensation and benefits in the consolidated statements of income.

Receivable from investment banking customers consist of investment banking fees earned and related reimbursable expenses incurred.

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2006 consist of the following, at fair and estimated fair value (in thousands):

	Owned	Sold, not yet purchased
Marketable:		
U.S. government and agency	$ 260	$ 15
Corporate stocks and options	36,843	20,051
Corporate bonds	—	41
	37,103	20,107
Not readily Marketable:		
Limited partnerships	9,187	—
Warrants and options	8,749	—
Equities	469	—
	18,405	—
	$ 55,508	$ 20,107

The investments in limited partnerships are accounted for at fair value, and consist of ownership in the following private investment partnerships: Environmental Opportunities Fund, L.P.; Environmental Opportunities Fund II, L.P.; Environmental Opportunities Fund II (Institutional), L.P.; Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund, L.P.; Life Sciences Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund II, L.P.; Life Sciences Opportunity Fund (Institutional) II, L.P., SMH Private Equity Group I, L.P. and SMH Private Equity Group II, L.P. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows as of and for the year ended December 31, 2006 (in thousands):

Combined results of operations:	
Net investment income	$ 108
Change in unrealized gain on investments	110
Realized gain on investments	10,318
Increase in partners' capital resulting from operations	$ 10,536
Combined total assets	$ 195,238
Combined total liabilites	614
Combined net assets	$ 194,624

(6) Leasehold Improvements, Furniture, and Equipment, Net

Leasehold improvements, furniture, and equipment, net, consist of the following at December 31, 2006 (in thousands):

Leasehold improvements	$	8,793
Furniture and fixtures		3,130
Office equipment		6,802
		18,725
Accumulated depreciation and amortization		(8,250)
Leasehold improvements, furniture, and equipment, net	$	10,475

(7) Income Taxes

The provision (benefit) for income taxes was composed of the following for the year ended December 31, 2006 (in thousands):

From continuing operations:		
Current	$	3,365
Deferred		(581)
Total provision for income taxes from continuing operations		2,784
From discontinued operations		(2,234)
Provision for income taxes	$	550

The following table reconciles provision for income taxes from continuing operations computed at the statutory rate with income tax expense as reported for the year ended December 31, 2006 (in thousands):

Excepted federal tax at statutory rate of 34%	$	2,668
State taxes		392
Other		(276)
Provision for income taxes from continuing operations	$	2,784

(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 are presented below (in thousands):

Deferred tax assets:		
Excess of tax over book basis in limited partnership investments	$	541
Excess of tax basis over book in fixed assets		736
Compensation for unrealized gains		1,288
Accrued liabilities		84
Other		76
Total gross deferred tax assets		2,725
Deferred tax liabilities:		
Unrealized gain on securities owned		(2,657)
Prepaid expenses		(381)
Restricted stock compensation		(95)
Total gross deferred tax liabilities		(3,133)
Net deferred tax liability	$	(408)

There was no valuation allowance for deferred tax assets as of December 31, 2006 .In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will generate sufficient taxable income to realize the benefits of these deductible differences at December 31, 2006.

(8) Concentrations of Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is

extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

(9) *Commitments and Contingencies*

The Company leases office space under noncancelable operating leases that expire by 2017 and provide for base annual rentals and additional rentals based on the lessor's operating expenses for the year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases. Rental expense for the year ended December 31, 2006 totaled $5.2 million. Future minimum rentals approximate (in thousands):

	Amount
Year ending:	
2007	$ 5,408
2008	5,015
2009	4,975
2010	4,969
2011	4,831
Thereafter	13,385
Total minimum rental payments	$ 38,583

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at December 31, 2006.

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers.

The Company has issued a letter of credit in the amount of $830,000 to the owner of one of the offices that we lease to secure payment of our lease obligation for that facility.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

(10) Related-Party Transactions

Salient Trust Co. (Salient Trust), an affiliate, paid $12,000 to the Company for telephone, technology, office supplies, delivery, and quotation service costs during 2006, which are netted against occupancy, compensation, and communications expenses.

The Company earned fees of $2.4 million through sales of annuity products from HWG Insurance Agency, Inc. during 2006. The sole shareholder of HWG Insurance Agency is an employee of the Company.

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common snares of SMHG under the Incentive Plan (see note 10). The value of the shares will be expensed by the Company over the one to five-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2006 the value of SMHG common stock granted to Company employees aggregated $3.0 million. The unamortized portions of the grants are reported in other assets and amount to $3.8 million at December 31, 2006. Compensation expense related to forgiveness of notes receivable and to amortization expense of unearned compensation amounted to $1.6 million in 2006.

Receivable from SMHG for income taxes, expense reimbursements, issuance of SMHG common stock to Company employees, as discussed above, and in note 4 and other cash advances was $598,000 at December 31, 2006.

During 2001, the Company formed PTC – Houston Management, L.P. (the Partnership) to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. An advisory director of SMHG and his family are the principal owners of an entity that is a 50% owner of the Partnership. Net operating income recognized by the Partnership totaled $593,000 during 2006, of which 50%, or $296,500, was attributable to each of the Company and the advisory director-owned entity.

(11) Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, which requires the Company to recognize the cost of all stock-based compensation in its consolidated financial statements. The Company's equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. The valuation of equity instruments underlying stock-based compensation, and the period during which the expense is recognized, is based on assumptions related to stock volatility, interest rates, vesting terms, and dividend yields. Changes in these assumptions, including forfeiture rates, could have significant impacts on the expense recognized.

As a result of the adoption of SFAS No. 123R, the Company recognized additional pretax compensation expense of $268,000, or $161,000 net of tax, for the year ended December 31, 2006, which includes compensation expense relating to stock-based compensation awards outstanding as of December 31, 2005 and grants made subsequent to December 31, 2005. The portion of stock-based compensation expense that

(Continued)

was unrecognized at December 31, 2006 was $374,000 and is expected to be recognized over a weighted average period of 2.21 years.

SMHG's 1998 Incentive Plan specifies that the number of shares of its common stock available for incentive awards or incentive stock options may not exceed the greater of 4,000,000 shares or 25% of the total number of shares of common stock outstanding.

The Incentive Plan provides for the issuance to eligible employees of, among other things, incentive and nonqualified stock options that may expire up to 10 years from the date of grant. The outstanding options vest over one to five year service periods and have an exercise price equal to the closing price of the SMHG's stock on the date of the grant. Unvested options on the date of termination of employment are forfeited upon termination, and vested options are forfeited within 90 days of termination. Typically, new shares are issued upon the exercise of stock options.

The following table sets forth information regarding the SMHG stock options for Company employees for the year ended December 31, 2006:

	Shares underlying options	Weighted average exercise price	Weighted average fair value	Weighted average remaining life (years)	Aggregate intrinsic value (in thousands)
Outstanding December 31, 2005	617,036	$ 6.32			
Granted	150,000	15.19	$ 3.65		$
Excersised	(149,700)	5.14			1,450
Outstanding December 31, 2006	617,336	$ 8.76		5.36	$ 2,951
Options exercisable at December 31, 2006	479,211	$ 7.01		4.29	$ 2,938
Options available for grant at Decemer 31, 2006	2,277,307				

The following table summarizes information related to SMHG stock options outstanding and exercisable for Company employees at December 31, 2006:

Range of exercise price	Shares underlying options	Weighted average remaining life (years)	Weighted average excercise price	Exercisable shares underlying options	Weighted average excercise price
$ 4.44 – 6.04	362,336	3.04	$ 4.77	362,336	$ 4.77
12.02 – 17.20	255,000	8.65	14.43	116,875	13.96
$ 4.4 – 17.20	617,336	5.36	$ 8.76	479,211	$ 7.01

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. During 2006, stock options were granted with the following weighted average assumptions:

Expected life in years	5.00
Risk-free interest rate	5.02%
Volatility	19.33%
Dividend yield	1.24%

(12) Benefit Plans

The Company's employees participate in the SMHG 401(k) plan. There were no Company matching contributions during 2006.

(13) Deferred Compensation Plans

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds, if any, to these key executives and employees, from the exercise or sale of such securities. No such securities were owned at December 31, 2006, which correspond to deferred compensation liabilities under the plan.

(14) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $16.0 million, which was $15.3 million in excess of the required minimum net capital of $785,000. The Company's aggregate indebtedness to net capital ratio was 0.73 to 1.0 at December 31, 2006.

(15) Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

(16) Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

(17) Discontinued Operations

During the third quarter of 2006, the Company made the decision to close and closed the activities in the division known as Fixed Income National, which began operations during the first quarter of 2006. In conjunction with the discontinuance of the Fixed Income National division, during the year ended December 31, 2006, the Company recorded a loss of $3.8 million, net of tax, for operating losses and for costs related to the exit of the business including compensation commitments, abandoned leases, and other expenses.

A summary of selected financial information of discontinued operations is as follows for the year ended December 31, 2006.

Operating activities:		
Revenues	$	1,822
Expenses		7,646
Loss from discontinued operations before income taxes		(5,824)
Benefit for income taxes		(2,234)
Net loss from operations, net of tax		(3,590)
Costs related to exit of business, net of tax		(166)
Loss from discontinued operations, net of tax	$	(3,756)

Major classes of assets and liabilities of the Fixed Income National division accounted for as discontinued operations in the accompanying consolidated statement of financial condition at December 31, 2006 were as follows (in thousands):

Total assets of discontinued operations	$	—
Accounts payable and accrued liabilities		167
Total liabilities of discontinued operations	$	167



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report
on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Sanders Morris Harris Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Sanders Morrs Harris Inc. (the Company) and subsidiaries as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 16, 2007

Schedule

SANDERS MORRIS HARRIS INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

(Dollars in thousands)

Net capital:		
Total consolidated stockholder's equity per the accompanying financial statements	$	94,645
Other allowable credits		10,766
		105,411
Nonallowable assets:		
Nonallowable receivables		(14,596)
Furniture, equipment, and leasehold improvements, net		(10,475)
Goodwill		(29,696)
Not readily marketable securities		(18,405)
Receivable from Parent		(598)
Other nonallowable assets		(7,971)
Total nonallowable assets		(81,741)
Net capital before haircuts on securities positions		23,670
Haircuts on securities positions		(7,626)
Net capital	$	16,044
Aggregate indebtedness:		
Payable to broker dealers	$	733
Accounts payable and other accrued liabilities		3,657
Sales commissions and bonuses payable		7,382
Total aggregate indebtedness	$	11,772
Ratio of aggregate indebtedness to net capital		0.73
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	785
Excess net capital	$	15,259

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2007 as follows:

		Net capital	Aggregate indebtedness
Per FOCUS report	$	15,351	14,651
Post-closing adjustments, net		693	(2,879)
Per above	$	16,044	11,772

See accompanying independent auditors' report.

END